Exhibit 12.1

Brunswick Corporation
Computation of Ratio of Earnings (Loss) to Fixed Charges(A)
(In millions)

		Year Ended December 31,
		2011		2010		2009		2008		2007
Earnings (loss) as Adjusted
	Earnings (loss) from continuing operations	$71.9		$(110.6)		$(586.2)		$(788.1)		$79.6
Add:	Income tax provision (benefit)	17.4		25.9		(98.5)		155.9		13.0
	Interest and other financial charges included in expense	81.8		94.4		86.1		54.2		52.3
	Interest portion of rent expense	15.7		17.6		19.3		24.0		23.9
	Dividends received from 50%-or-less-owned affiliates	0.4		2.4		0.3		5.4		11.6
Subtract:	Earnings (loss) from 50%-or-less-owned affiliates	4.7		3.0		15.7		(6.5)		(21.3)
		$191.9		$32.7		$(563.3)		$(555.1)		$159.1

Fixed Charges
	Interest and other financial charges	$81.8		$94.4		$86.1		$54.2		$52.3
	Interest portion of rent expense	15.7		17.6		19.3		24.0		23.9
	Capitalized interest	1.8		0.9		0.2		1.2		2.3
		$99.3		$112.9		$105.6		$79.4		$78.5

Ratio of earnings to fixed charges		1.9	x	0.3	x	(5.3	) x	(7.0	) x	2.0	x

(A) For computation of the ratio of earnings (loss) to fixed charges, earnings (loss) have been calculated by adding fixed charges to earnings (loss) from continuing operations before income taxes and dividends received from equity affiliates,then deducting the undistributed earnings (loss) of affiliates. Fixed charges consist of interest expense, estimated interest portion of rental expense and capitalized interest.